Consolidated Statements of Financial Position

As at October 31
[millions of Canadian dollars]	2004	2003

Assets
Current
Cash and cash equivalents	$296	$263
Accounts receivable	318	274
Inventories	182	199
Income taxes recoverable	16	9
Current portion of future tax assets	14	-
Prepaid expenses	24	30

	850	775

Capital assets	805	776
Future tax assets	123	23
Long-term investments and other [note 5]	148	173
Goodwill [note 3]	665	774
Other intangible assets [note 3]	66	44

Total assets	$2,657	$2,565

Liabilities and Shareholders' Equity
Current
Bank indebtedness	$-	$3
Accounts payable and accrued liabilities	335	355
Deferred revenue	41	35
Income taxes payable	49	14
Current portion of unrealized benefit of future tax asset	13	-
Current portion of long-term debt	6	9

	444	416

Long-term debt [note 2]	488	533
Deferred revenue	25	34
Unrealized benefit of future tax asset	87	-
Other long-term obligations	34	23
Future tax liabilities	60	70
Minority interest	22	63

	$1,160	$1,139

Shareholders' equity
Share capital	833	816
Retained earnings	600	572
Currency translation adjustment	64	38

	1,497	1,426

Total liabilities and shareholders' equity	$2,657	$2,565
See accompanying notes

Consolidated Statements of Income

[Restated for Discontinued Operations - see note 7]

	Three months to October 31		Year ended October 31

[millions of Canadian dollars, except per share amounts]	2004	2003	2004	2003

Net revenues	$445	$419	$1,764	$1,665
Cost of revenues	(281)	(252)	(1,110)	(996)
Selling, general and administration	(82)	(77)	(310)	(306)
Research and development	(8)	(10)	(37)	(47)
Depreciation and amortization	(18)	(18)	(71)	(74)
Restructuring charges [note 4]	(7)	(28)	(13)	(28)
Other income (expense)-net [note 5]	(35)	(2)	(74)	(26)
Equity earnings	-	-	1	3

Operating income	14	32	150	191
Interest expense	(4)	(8)	(24)	(28)
Dividend and interest income	1	3	8	9

Income from continuing operations before income taxes and minority interest	11	27	134	172
Income taxes	(2)	(4)	(62)	(82)
Minority interest	(2)	(1)	(4)	(7)

Income from continuing operations	7	22	68	83
Income (loss) from discontinued operations - net of tax [note 6]	2	(26)	(17)	(35)

Net income (loss)	$9	$(4)	$51	$48

Earnings (loss) per share [note 7]
Basic	$0.06	$(0.03)	$0.36	$0.34
Diluted	$0.06	$(0.03)	$0.36	$0.34

See accompanying notes

Consolidated Statements of Retained Earnings
	Three months to October 31		Year ended October 31

[millions of Canadian dollars]	2004	2003	2004	2003

Retained earnings, beginning of period	$607	$583	$572	$543
Net income (loss)	9	(4)	51	48
Repurchase of shares	(11)	-	(11)	(5)
Dividends - cash	(4)	(4)	(9)	(10)
- stock	(1)	(3)	(3)	(4)

Retained earnings, end of period	$600	$572	$600	$572

Consolidated Statements of Cash Flows

	Three months to October 31		Year ended October 31

[millions of Canadian dollars]	2004	2003	2004	2003

Operating activities
Net income (loss)	$9	$(4)	$51	$48
Items not affecting current cash flow [note 9]	28	45	135	194

	37	41	186	242
Changes in non-cash working capital balances relating to operations [note 9]	21	38	(7)	(2)

	58	79	179	240

Investing activities
Acquisitions	(10)	-	(12)	(8)
Acquisition of tax assets	-	-	(19)	-
Effect of deconsolidating MDS Proteomics	-	-	(18)	-
Purchase of capital assets	(31)	(37)	(112)	(121)
Purchase of technology license	-	-	(5)	-
Proceeds on sale of discontinued operations	27	-	35	-
Proceeds on sale of businesses and investments	-	-	4	31
Other	8	2	(1)	(48)

	((6)	(35)	(128)	(146)

Financing activities
Issuance of long-term debt	-	-	-	563
Repayment of long-term debt	(1)	-	(4)	(541)
Increase (decrease) in deferred income and other long-term obligations	(8)	1	14	(7)
Payment of cash dividends	(3)	(5)	(9)	(10)
Issuance of shares	8	6	18	8
Repurchase of shares and options	(17)	(2)	(17)	(7)
Distribution to minority interest	(2)	(1)	(11)	(11)

	(23)	(1)	(9)	(5)

Effect of foreign exchange rate changes on cash and cash equivalents	(3)	(3)	(6)	(13)

Increase in cash position during the period	26	40	36	76
Cash position, beginning of period	270	220	260	184

Cash position, end of period	$296	$260	$296	$260

Cash position comprises cash and cash equivalents less bank indebtedness. See accompanying notes.

Notes to Consolidated Financial Statements

[All tabular amounts in millions of Canadian dollars, except where noted]

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or the "Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2003, with the exception that the statements for the prior period have been restated to reflect the treatment of certain operations as discounted operations [note 6]. These financial statements should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These interim financial statements do not include all of the disclosures contained in the annual financial statements.

2. Acquisition

On October 22, 2004, the Company acquired a 50 percent interest in the business and intellectual property assets of the Applied Biosystems MALDI Time-of-Flight mass spectrometry systems. The purchase included a 100 percent interest in certain MALDI TOF product-related manufacturing and research and development assets and had a combined purchase price of US$40 million. This acquisition has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired based on management's best estimate of fair values. Goodwill of $15 million was recorded on this transaction.

The purchase price allocation of the assets acquired and consideration given is summarized below:

Assets acquired

Inventory	$7
Intangible assets and software	27
Goodwill	15

Total	$49

Consideration given:

Cash payment	$10
Note payable	39

Total	$49

The note payable bears interest at an annual rate of 4 percent and is payable in equal installments over 4 years, beginning on the second anniversary of the closing date. Concurrently, MDS and Applied Biosystems have each contributed the MALDI TOF and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 partnership of Applied Biosystems and the MDS Sciex division.

  Goodwill and Other Intangible Assets

  (a) Goodwill:

Balance - November 1, 2003:	$774

Acquired during the year [note 2]	17
Disposed during the year:
MDS Proteomics reorganization	(117)
US Laboratories [note 6]	(10)
Foreign exchange and other	1

Balance - October 31, 2004	$665

  In accordance with CICA Handbook section 3062 "Goodwill and other Intangible Assets", the Company has assessed the carrying value of goodwill for possible impairment, and has determined that no such impairment existed as at October 31, 2004.

  (b) Intangible Assets:

Balance - November 1, 2003:	$44
Acquired during the year (including capitalized development costs)	36
Amortization during the year	(2)
Write-down during the year [note 5]	(15)
Foreign exchange and other	3

Balance - October 31, 2004	$66

  Acquired intangible assets consist of:

In-process research and development	$3
Acquired technology	13
Maintenance contracts and customer relationships	10
Licenses	10
Total	$36

  These assets will be amortized on a straight-line basis, over 2 to 7 years, depending on the useful life of the asset.

  Restructuring Charges

During the quarter, the Company recorded a provision of $9 million due to retirement and severance related activities. This provision is a continuation of the Company's implementation of certain change initiatives affecting support services, senior management reductions, and other initiatives taking place in the business units, including system implementations, recorded in the fourth quarter of 2003, and subsequently in the second quarter of 2004. The following is a summary of the provisions as of October 31, 2004:

	Restructuring Charge (workforce reductions)	Cumulative Drawdown		Provision Balance at October 31, 2004

		Cash	Non-Cash

Restructuring charge at
October 31, 2003	$17	$(13)	$(3)	1
April 30, 2004	6	(4)	-	2
October 31, 2004	10	-	-	10

	$33	$(17)	$(3)	13

The remaining balance will be utilized in fiscal 2005.

5. Other Income (Expense) - Net

	Three months to October 31		Year ended October 31

	2004	2003	2004	2003

Write-down of long-term investments	$(20)	$(2)	$(22)	$(77)
Write-down of intangible assets	(15)	-	(15)	-
Write-down of equipment	-	-	(10)	-
Gain on patent litigation	-	-	14	39
Gain on reorganization of MDS Proteomics	-	-	8	-
Gain on sale of businesses and investments	-	-	4	12
Write-down of goodwill	-	-	(53)	-

Other income (expense) - net	$(35)	$(2)	$(74)	$(26)

During the quarter, MDS has recorded a provision of $20 million to reduce the carrying value of Evolved Digital Systems Inc. and Iconix, Inc. to an estimate of their net realizable value. During the quarter, the Company determined that the value of certain intangible assets were impaired. As a result, these intangible assets were reduced to their net realizable value.

6. Discontinued Operations

During the quarter, the Company sold its interest in Memphis Pathology Laboratory partnership for proceeds of $26 million and realized a gain on the sale of $9 million. As a result of this disposal, all US laboratory operations are now classified as discontinued. The results of the Company's discontinued operations were as follows:

	Three months to October 31		Year ended October 31

	2004	2003	2004	2003

Revenues	$16	$35	$98	$148

Income (loss) from discontinued operations - net of tax	$2	$(26)	$(17)	$(35)

The $2 million income from discontinued operations realized during the quarter included $7 million of operating losses incurred by the Company's generic radiopharmaceutical manufacturing facility in Belgium and by the US laboratory business. This operating loss was offset by a $9 million gain related to the sale of Memphis Pathology Laboratory partnership, which includes $2 million received from the $10 million contingent consideration resulting from the sale of its laboratory operations in New York and Georgia. No further contingent consideration is expected.

The Company has paid $9 million of severance costs, relating primarily to severance at the Belgium facility, which were charged to the $14 million provision recorded in the fourth quarter of 2003. The closure of this business is proceeding, and the Company expects to complete its exit in the first half of 2005.

The earnings per share impact of discontinued businesses is as follows:

	Three months to October 31		Year ended October 31

	2004	2003	2004	2003

Earnings per share, continuing operations	$0.05	$0.16	$0.48	$0.59
Earnings (loss) per share, discontinued operations	0.01	(0.19)	(0.12)	(0.25)

	$0.06	$(0.03)	$0.36	$0.34

7. Earnings per Share

a) Dilution

	Three months to October 31		Year ended October 31

[number of shares in millions]	2004	2003	2004	2003

Net income (loss) available to Common shareholders	$9	$(4)	$51	$48

Weighted average number of Common shares outstanding - basic	142	141	142	141
Impact of stock options assumed exercised	1	1	1	1

Weighted average number of Common shares outstanding - diluted	143	142	143	142

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted in prior years.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		Three months to October 31		Year ended October 31

		2004	2003	2004	2003

Pro forma net income (loss) available to Common shareholders		$7	$(5)	$43	$40
Pro forma earnings (loss) per share	- basic	$0.05	$(0.04)	$0.30	$0.28
	- diluted	$0.05	$(0.04)	$0.30	$0.28

During the quarter, the Company granted 11,000 options (2003 - 57,000) at an average exercise price of $19.68 (2003 - $19.62). These options have a Black Scholes value of $6.86 per share (2003 - $7.57), based on the following assumptions:

	2004	2003

Risk-free interest rate	4.3%	5.5%
Expected dividend yield	1.0%	1.0%
Expected volatility	0.342	0.354
Expected time to exercise (years)	5.25	5.25

8. Post Employment Obligations

The Company sponsors various post-employment benefit plans including defined benefit pension plans, retirement compensation arrangement, defined contribution plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded. Post employment benefit expense for the year-to-date was $7 million (2003 - $2 million).

9. Supplementary Cash Flow Information

Non-cash items affecting net income comprise:

	Three months to October 31		Year ended October 31

	2004	2003	2004	2003

Depreciation and amortization	$21	$19	$76	$78
Minority interest	2	1	4	7
Deferred income	(5)	-	(17)
Future income taxes	(18)	9	(29)	32
Equity earnings (loss) - net of distribution	(1)	2	1	-
Write-down of goodwill	-	-	63	-
Write-down of investments	20	2	22	77
Write-down of intangible assets	15	-	15	-
Write-down of capital assets	-	11	10	11
Gain on sale of businesses and investments	(10)	-	(4)	(12)
Net gain on reorganization of MDS Proteomics	-	-	(8)	-
Other	4	1	2	1

	$28	$45	$135	$194

Depreciation and amortization includes $2 million and $5 million reported in discontinued operations for the three months and the year ended October 31, 2004 (2003 - $1 million and $4 million) respectively.

Changes in non-cash working capital balances relating to operations include:

	Three months to October 31		Year ended October 31
	2004	2003	2004	2003
Accounts receivable	$18	$21	$(50)	$50
Inventories	1	(13)	23	(49)
Accounts payable and deferred income	(4)	49	(15)	11
Income taxes	-	(14)	26	8
Foreign exchange and other	6	(5)	9	(22)
	$21	$38	$(7)	$(2)

10. Segmented Information

As of July 29, 2004, the Company no longer consolidates MDS Proteomics. Therefore, the results of the Proteomics operations are only provided for comparative purposes.

	Three months to October 31

	2004

	Life Sciences	Health	Proteomics	Total

Net revenues	$303	$142	$-	$445
Operating income before restructuring and other items	37	19	-	56
Restructuring activities [note 4]	(5)	(2)	-	(7)
Other items [note 5]	(25)	(10)	-	(35)
Revenues by products and services:
Medical isotopes				97
Analytical equipment				61
Pharmaceutical research services				145
Clinical laboratory services				96
Distribution and other				46
Proteomics
Capital expenditures - net	32	(1)	-	31
Depreciation and amortization	15	2	-	17

	Three months to October 31

	2003

	Life Sciences	Health	Proteomics	Total

Net revenues	$275	$143	$1	$419
Operating income (loss) before restructuring and other items	51	17	(6)	62
Restructuring activities [note 4]	(19)	(9)	-	(28)
Other items [note 5]	-	-	(2)	(2)
Revenues by products and services:
Medical isotopes				75
Analytical equipment				68
Pharmaceutical research services				132
Clinical laboratory services				98
Distribution and other				45
Proteomics				1
Capital expenditures - net	32	6	(1)	37
Depreciation and amortization	12	3	3	18

	Year ended October 31

	2004

	Life Sciences	Health	Proteomics	Total

Net revenues	$1,166	$598	$-	$1,764
Operating income (loss) before restructuring and other items	183	78	(24)	237
Restructuring activities [note 4]	(7)	(6)	-	(13)
Other items [note 5]	(8)	(9)	(57)	(74)
Revenues by products and services:
Medical isotopes				348
Analytical equipment				282
Pharmaceutical research services				536
Clinical laboratory services				407
Distribution and other				191
Proteomics
Capital expenditures - net[1]	108	4	-	112
Depreciation and amortization	53	10	7	70

	Year ended October 31

	2003

	Life Sciences	Health	Proteomics	Total

Net revenues	$1,083	$581	$1	$1,665
Operating income (loss) before restructuring and other items	206	70	(31)
				245
Restructuring activities [note 4]	(19)	(9)	-	(28)
Other items [note 5]	5	(29)	(2)	(26)
Revenues by products and services:
Medical isotopes				309
Analytical equipment				270
Pharmaceutical research services				504
Clinical laboratory services				397
Distribution and other				184
Proteomics				-
Capital expenditures - net	101	19	1	121
Depreciation and amortization	50	13	11	74

11. Financial Instruments

As of October 31, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$179 million at a weighted average rate of C$1.45 maturing over the next 12 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for derivative financial instruments are as follows:

		Three months to October 31
	2004		2003

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Net asset (liability) position:
Currency forward and option contracts	$(1)	$41	$-	$56
Interest rate swap and option contracts	$-	$3	$-	$(4)

12. Comparative Figures

Certain figures for the previous year have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2003 has been restated to reflect the discontinued operations reported.